

XM Canada Reports 9 Per Cent Revenue Growth and Solid Second Quarter Results

Double-digit subscriber growth continues

Toronto – April 7, 2010 – Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's leading provider of audio entertainment and information services, today released its financial results for the second quarter ended February 28, 2010.

Second Quarter 2010 Financial Highlights

Three months ended February 28, 2010 vs. three months ended February 28, 2009

- Revenue grew by 9 per cent to $13.9 million from $12.8 million, marking the 18th consecutive quarter of revenue growth
- Increased self-paying subscribers by 15 per cent to 402,900 from 351,200
- Improved adjusted operating loss by 47 per cent to $2.9 million from $5.4 million
- Net loss decreased by 33 per cent to $14.2 million from $21.0 million

"It has been another solid quarter for XM Canada," said Michael Moskowitz, President and Chief Executive Officer. "Our subscriber base has continued to grow while we have further contained our operating costs. We are seeing signs of economic recovery, particularly in the all-important automotive sector, where XM is standard equipment in more than 125 different vehicle models. Coupled with the growth in volume of XM factory-installed models from Lexus and Toyota and the introduction of new offerings such as the pending BlackBerry application, we have good reason to be optimistic about the rest of the year."

Recent Business Highlights

- Launched the XM SkyDock™ to the Canadian market, bringing live satellite radio entertainment to millions of iPod touch® and iPhone® users in their cars
- Introduced an innovative application on Facebook® that allows fans to listen to 100 channels of XM Canada programming. Users can invite their friends to listen to XM Canada, share the songs and channels they are enjoying and receive programming news and highlights from XM Canada. The Facebook page and application are an extension of the recently launched XM online+ platform, a new web-based player offering high-quality audio streaming that also includes an application for the iPhone and iPod touch
- Our ongoing service and product innovation continues with the launch of a new XM Canada BlackBerry application on April 12

Financial Performance

XM Canada's revenue increased by 9 per cent to $13.9 million from $12.8 million for the second quarter of 2010 and 2009, respectively. The increase was attributable to the Company's growing subscriber base. XM Canada recognizes only those customers that are paying for its service as self-paying subscribers.

Average Monthly Subscription Revenue per Subscriber (ARPU) was $11.14 and $11.50 for the second quarter of 2010 and 2009, respectively. ARPU declined in the second quarter of 2010 compared to the second quarter of 2009 due to a significant increase in automotive self-paying subscribers, which have a lower ARPU, and to promotional discounts offered to consumers to encourage adoption of multi-year plans.

Adjusted Operating Profit (Loss) improved to a loss of ($2.9 million) from a loss of ($5.4 million) for the second quarter of 2010 and 2009, respectively. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $1.2 million increase in revenue and a $1.7 million decrease in marketing spend offset by higher cost of revenue and general and administrative expenses in the period.

Pre-Marketing Adjusted Operating Profit increased by $0.9 million, to $1.7 million from $0.8 million for the second quarter of 2010 and 2009, respectively. This quarter is the seventh consecutive quarter in which XM Canada has generated Pre-Marketing Adjusted Operating Profit.

Per Subscriber Acquisition Cost (SAC) was $43 and $78 for the second quarter of 2010 and 2009, respectively. The decrease in SAC is attributable to lower cost aftermarket receivers and a shift in gross additions from the aftermarket to the automotive channel, which has a lower subscriber acquisition cost. SAC per unit also decreased in the automotive channel compared to the same period prior year due to lower acquisition costs from an automotive partner.

Cost per Gross Addition (CPGA) was $107 and $136 for the second quarter of 2010 and 2009, respectively. CPGA declined year-over-year as a result of lower advertising and marketing costs as well as lower direct costs to acquire subscribers. The Company expects that it will be able to continue to manage CPGA in this range as it grows its subscriber base through cost efficient distribution channels.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

About Canadian Satellite Radio Holdings Inc.
Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM Radio Online is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements
Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

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For further information, please contact:

Investors	**Media**
Morlan Reddock	Maricel Dicion
416-408-6899	416-924-5700 Ext. 4084
investor.relations@xmradio.ca	maricel.dicion@cohnwolfe.ca

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

($000's)	Second Quarter 2010	Second Quarter 2009
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)		RESTATED
Profit (Loss) before the undernoted	(9,861)	(12,232)
Add back non-Adjusted Operating Profit (Loss) items included		
Amortization	6,367	6,134
Stock-based	571	611
Costs paid by parent	67	61
Adjusted Operating Profit (Loss)	(2,856)	(5,426)
Add back total	4,535	6,262
Pre-Marketing Adjusted Operating Profit (Loss)	1,679	836